Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors registered domestic sales of 44,254 units in December 2019

Ready for an exciting product offensive as we transition to BSVI

Mumbai, January 1, 2020: Tata Motors Limited today announced its sales in the domestic & international market, for the month of December 2019, which stood at 46,903 vehicles, compared to 54,439 units during December 2018.

Domestic Sales Performance:

	Dec '19	Dec '18	% Change	FY20	FY19	% Change
Total Domestic Sales	44,254	50,440	-12%	347,796	497,972	-30%

Domestic - Commercial Vehicles:

According to Mr. Girish Wagh, President, Commercial Vehicles Business Unit, Tata Motors Ltd., “Retail was higher than offtake by ~13% in December, with further stock reduction, as we move closer to BSVI transition. Overall sales continued to grow for second month in a row, with Medium and Heavy Commercial vehicle sale being higher than November’19  by 15% after posting a ~23% growth last month. Enquiries continued to increase gradually, with fleet owners realizing the economic benefits of replacement of their older vehicles now.  Increasing enquiries and lower stocks augur well for future volumes and realisation, early indication of which can be seen in December.

Category	Dec'19	Dec'18	% change	FY20	FY19	% Change
M&HCV	6,957	11,506	-40%	60,231	111,647	-46%
I&LCV	4,290	4,846	-11%	33,733	40,250	-16%
SCV & Pick up	16,929	16,367	3%	1,25,582	1,50,727	-17%
Passenger Carriers	3,293	3,461	-5%	29,053	38,951	-25%
Total Domestic	31,469	36,180	-13%	2,48,599	3,41,575	-27%
CV Exports	2,613	3,835	-32%	23,032	39,609	-42%
Total CV	34,082	40,015	-15%	2,71,631	3,81,184	-29%

Total MHCVs sales in December including MHCV Truck, Buses and International Business stood at 9,657 units compared to 14,374 units last year.

Domestic - Passenger Vehicles:

According to Mr. Mayank Pareek, President, Passenger Vehicles Business Unit, Tata Motors Ltd., “Our focus in December has been to drive retail and minimise the network stock in order to facilitate a smooth transition to BSVI. Our marketing campaigns and attractive consumer schemes resulted in the highest retail sales this fiscal. December retail was 83% higher than the off-take and the dealer network stock has been reduced to lowest ever level. Having almost completed our planned production and despatches of BS IV, we will start moving to BS VI production and despatches from January and step up our volumes in the coming months.

We unveiled our first premium hatchback ‘Altroz’ and Nexon EV and received an overwhelming response. We are gearing up for theirmarket launch now. We are marching into the new year with an exciting product pipeline. We expect a gradual improvement in consumer sentiments and are well positioned to leverage the same”

Category	Dec '19	Dec '18	% Change	FY20	FY19	% Change
Total PV	12,785	14,260	-10%	99,197	156,397	-37%

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.